OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response . . . 10.4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MI DEVELOPMENTS INC.

(Name of Issuer)

Class A Subordinate Voting Shares, no par value

(Title of Class of Securities)

55304X104

(CUSIP Number)

February 1, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55304X104
1	Names of Reporting Persons. Greenlight Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 2,030,307 shares**
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 2,030,307 shares**
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,030,307 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.4%**
12	Type of Reporting Person (See Instructions) OO

**	SEE ITEM 4(b).

CUSIP No. 55304X104
1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 4,574,382 shares**
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 4,574,382 shares**
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,574,382 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.9%**
12	Type of Reporting Person (See Instructions) CO

**	SEE ITEM 4(b).

CUSIP No. 55304X104
1	Names of Reporting Persons. DME Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 213,226 shares**
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 213,226 shares**
9	Aggregate Amount Beneficially Owned by Each Reporting Person 213,226 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.5%**
12	Type of Reporting Person (See Instructions) OO

**	SEE ITEM 4(b).

CUSIP No. 55304X104
1	Names of Reporting Persons. DME Advisors, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 721,935 shares**
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 721,935 shares**
9	Aggregate Amount Beneficially Owned by Each Reporting Person 721,935 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.6%**
12	Type of Reporting Person (See Instructions) PN

**	SEE ITEM 4(b).

CUSIP No. 55304X104
1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 328,918 shares**
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 328,918 shares**
9	Aggregate Amount Beneficially Owned by Each Reporting Person 328,918 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.7%**
12	Type of Reporting Person (See Instructions) PN

**	SEE ITEM 4(b).

CUSIP No. 55304X104
1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 1,050,853 shares**
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 1,050,853 shares**
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,853 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 2.3%**
12	Type of Reporting Person (See Instructions) OO

**	SEE ITEM 4(b).

CUSIP No. 55304X104
1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 5,655,235 shares**
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 5,655,235 shares**
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,655,235 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 12.3%**
12	Type of Reporting Person (See Instructions) IN

**	SEE ITEM 4(b).

CUSIP No. 55304X104

SCHEDULE 13G

This Schedule 13G is being filed on behalf of Greenlight Capital, LLC, a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Management GP, LLC, a Delaware limited liability company (“DME Management GP”), DME Advisors, LP, a Delaware limited partnership (“DME Advisors”), DME Capital Management, LP, a Delaware limited partnership (“DME CM”), DME Advisors GP, LLC, a Delaware limited liability company (“DME GP” and together with Greenlight LLC, Greenlight Inc., DME Management GP, DME Advisors and DME CM, “Greenlight”), and Mr. David Einhorn, the principal of Greenlight (collectively with Greenlight, the “Reporting Persons”).

This Schedule 13G relates to Class A Subordinate Voting Shares, no par value (the “Class A Shares”), of MI Developments Inc., an Ontario corporation (the “Issuer”), held by Greenlight for the accounts of (i) Greenlight Capital, L.P. (“Greenlight Fund”) of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”) of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (iii) Greenlight Capital Offshore Partners (“Greenlight Offshore”) for which Greenlight Inc. acts as investment manager, (iv) a managed account (the “Managed Account”) for which DME Advisors acts as investment manager, (v) Greenlight Capital (Gold), LP (“Greenlight Gold”) of which DME Management GP is the general partner and for which DME CM acts as investment manager, (vi) Greenlight Capital Offshore Master (Gold), Ltd. (“Greenlight Gold Offshore”) for which DME CM acts as investment manager, and (vii) Greenlight Masters Partners (“Greenlight Masters”) for which Mr. Einhorn has indirect investment and/or voting power through its general partners and/or investment manager. DME GP is the general partner of DME Advisors and of DME CM.

Item 1	(a)	Name of Issuer

MI Developments Inc.

	(b)	Address of Issuer’s Principal Executive Offices

455 Magna Drive Aurora, Ontario Canada, L4G 7A9

Item 2	(a)	Name of Person Filing

This statement is being filed on behalf of each of the following persons:

(i) Greenlight Capital, LLC;

(ii) Greenlight Capital, Inc.;

(iii) DME Management GP, LLC;

(iv) DME Advisors, LP;

(v) DME Capital Management, LP;

(vi) DME Advisors GP, LLC; and

(vii) David Einhorn.

	(b)	Address of Principal Business Office or, if none, Residence

The principal business office of each the Reporting Persons is 140 East 45th Street, 24th Floor, New York, New York 10017.

	(c)	Citizenship

(i) Greenlight LLC is a limited liability company organized under the laws of the State of Delaware.

(ii) Greenlight Inc. is a corporation organized under the laws of the State of Delaware.

(iii) DME Management GP is a limited liability company organized under the laws of the State of Delaware.

(iv) DME Advisors, LP is a limited partnership organized under the laws of the State of Delaware.

(v) DME Capital Management, LP is a limited partnership organized under the laws of the State of Delaware.

(vi) DME GP is a limited liability company organized under the laws of the State of Delaware.

(vii) David Einhorn is a United States citizen.

	(d)	Title of Class of Securities

Class A Subordinate Voting Shares, no par value

	(e)	CUSIP Number

55304X104

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 55304X104

Item 4	Ownership.

Item 4	(a)	Amount Beneficially Owned:

	i)	Greenlight LLC may be deemed the beneficial owner of an aggregate of 2,030,307 shares of Common Stock held for the accounts of Greenlight Fund and Greenlight Qualified.

	ii)	Greenlight Inc. may be deemed the beneficial owner of an aggregate of 4,574,382 shares of Common Stock held for the accounts of Greenlight Fund, Greenlight Qualified and Greenlight Offshore.

	iii)	DME Management GP may be deemed the beneficial owner of 213,226 shares of Common Stock held for the account of Greenlight Gold.

	iv)	DME Advisors may be deemed the beneficial owner of 721,935 shares of Common Stock held for the Managed Account.

	v)	DME CM may be deemed the beneficial owner of 328,918 shares of Common Stock held for the accounts of Greenlight Gold and Greenlight Gold Offshore.

	vi)	DME GP may be deemed the beneficial owner of 1,050,853 shares of Common Stock held for the accounts of Greenlight Gold, Greenlight Gold Offshore and the Managed Account.

	vii)	Mr. Einhorn may be deemed the beneficial owner of 5,655,235 shares of Common Stock. This number consists of: (A) an aggregate of 2,030,307 shares of Common Stock held for the accounts of Greenlight Fund and Greenlight Qualified, (B) 2,544,075 shares of Common Stock held for the account of Greenlight Offshore, (C) 213,226 shares of Common Stock held for the account of Greenlight Gold, (D) 115,692 shares of Common Stock held for the account of Greenlight Gold Offshore, (E) 721,935 shares of Common Stock held for the Managed Account, and (F) 30,000 shares of Common Stock held for the account of Greenlight Masters.

The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the Common Stock owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore, Greenlight Gold, Greenlight Gold Offshore, the Managed Account or Greenlight Masters. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of its pecuniary interest in any shares of the Common Stock, if applicable.

Item 4	(b)	Percent of Class:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person. The percentages reported herein have been determined by dividing the number of Class A Shares beneficially owned by each of the Reporting Persons by 46,160,564, the number of Class A Shares outstanding as of September 30, 2010, as reported in the Issuer’s Third Quarter Report 2010, which is included as an exhibit to Form 6-K filed by the Issuer with the Securities and Exchange Commission on December 14, 2010.

Item 4	(c)	Number of shares as to which each such person has voting and dispositive power:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit

99.1	Joint Filing Agreement by and among the Reporting Persons.

CUSIP No. 55304X104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2011

GREENLIGHT CAPITAL, LLC

By:		/s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

GREENLIGHT CAPITAL, INC.

By:		/s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME MANAGEMENT GP, LLC

By:		/s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME ADVISORS, LP

By:		DME Advisors GP, LLC,
its general partner

	By:	/s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME CAPITAL MANAGEMENT, LP

By:		DME Advisors GP, LLC,
its general partner

	By:	/s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME ADVISORS GP, LLC

By:		/s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

/s/ DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn

CUSIP No. 55304X104

**	The Power of Attorney executed by David Einhorn, authorizing the signatory to sign and file this Schedule 13G on David Einhorn’s behalf, filed as Exhibit 99.2 to the Schedule 13G filed with the Securities and Exchange Commission on May 24, 2010 by the Reporting Persons with respect to the common stock of NCR Corporation, is hereby incorporated by reference.

CUSIP No. 55304X104

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.

CUSIP No. 55304X104

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G and/or 13D (including any and all amendments thereto) with respect to Class A Subordinate Voting Shares, no par value, of MI Developments Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and/or 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 1, 2011.

GREENLIGHT CAPITAL, LLC

By:		/s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

GREENLIGHT CAPITAL, INC.

By:		/s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME MANAGEMENT GP, LLC

By:		/s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME ADVISORS, LP

By:		DME Advisors GP, LLC,
its general partner

	By:	/s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

CUSIP No. 55304X104

DME CAPITAL MANAGEMENT, LP

By:	DME Advisors GP, LLC,
its general partner

	By:	/s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME ADVISORS GP, LLC

By:	/s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

/s/ DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn